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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ESS TECHNOLOGY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
269151 10 6
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	269151 10 6

1	NAMES OF REPORTING PERSONS: ANNIE M.H. CHAN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		3,248,677 as of December 31, 2005 (2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,248,677 as of December 31, 2005 (2)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,378,677 as of December 31, 2005 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

651,476 shares held in trust for the benefit of Edward Y.C. Chan; and 714,578 shares held in trust for the benefit of David Y.W. Chan (4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.0% based on 39,895,258 total shares outstanding as of December 31, 2005.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	269151 10 6

1	NAMES OF REPORTING PERSONS: FRED S.L. CHAN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		850,000 as of December 31, 2005 (5)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		850,000 as of December 31, 2005 (5)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,378,677 as of December 31, 2005 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

651,476 shares held in trust for the benefit of Edward Y.C. Chan; and 714,578 shares held in trust for the benefit of David Y.W. Chan (4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.0% based on 39,895,258 total shares outstanding as of December 31, 2005.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1(a).	Name of Issuer:
ESS Technology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
48401 Fremont Blvd., Fremont, California 94538

Item 2(a).	Name of Person Filing:
Annie M.H. Chan and Fred S.L. Chan

Item 2(b).	Address of Principal Business Office or, if none, Residence:
48401 Fremont Blvd., Fremont, California 94538

Item 2(c).	Citizenship:
U.S.A.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value

Item 2(e).	CUSIP Number:
269151 10 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a: Not Applicable

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	4,378,677 as of December 31, 2005 (3)

(b)	Percent of Class:

	11.0% based on 39,895,258 total shares outstanding as of December 31, 2005

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
		Annie M.H. Chan:	3,248,677
		Fred S.L. Chan:	850,000

	(ii)	Shared power to vote or to direct the vote of Annie M.H. Chan is 0; Fred S.L. Chan is 0

	(iii)	Sole power to dispose or to direct the disposition
		Annie M.H. Chan:	3,248,677
		Fred S.L. Chan:	850,000

	(iv)	Shared power to dispose or to direct the disposition of Annie M.H. Chan is 0; Fred S.L. Chan is 0

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. See footnote (3).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006	By:	/s/ Annie M. H. Chan
Annie M.H. Chan

Dated: February 10, 2006	By:	/s/ Fred S. L. Chan
Fred S.L. Chan

FOOTNOTES

(1)	Mr. Fred S.L. Chan and Ms. Annie M.H. Chan (the “Chans”) are married to each other.

(2)	This amount is held by the Annie M.H. Chan Living Trust for the benefit of Annie M.H. Chan.

(3)	This amount includes 3,248,677 shares held by the Annie M.H. Chan Living Trust, options of Fred S.L. Chan to purchase 850,000 shares of common stock exercisable within 60 days of December 31, 2005 and 280,000 shares held in trust for the benefit of Michael Y.J. Chan, a minor child of the Chans. Mee Sim Lee, Sung Kook Kim and Myong Shin Kim are trustees of Michael Y.J. Chan’s trust.

The Chans have two adult children who do not reside with them, David Y.W. Chan and Edward Y.C. Chan. This amount does not include the 714,578 shares held in trust by Mee Sim Lee, Sung Kook Kim and Myong Shin Kim, as trustees for the benefit of David Y.W. Chan, or the 651,476 shares held in trust by Mee Sim Lee and Sung Kook Kim, as trustees for the benefit of Edward Y.C. Chan.

(4)	The Chans have two adult children who do not reside with them, David Y.W. Chan and Edward Y.C. Chan. 714,578 shares are held in trust by Mee Sim Lee, Sung Kook Kim and Myong Shin Kim, as trustees for the benefit of David Y.W. Chan, and 651,476 shares are held in trust by Mee Sim Lee and Sung Kook Kim, as trustees for the benefit of Edward Y.C. Chan.

(5)	Fred S.L. Chan may purchase up to 850,000 shares of common stock pursuant to options exercisable within 60 days from December 31, 2005.

EXHIBIT INDEX
Exhibit A. Joint Filing Agreement, dated February 10, 2006 by and between Annie M.H. Chan and Fred S.L. Chan.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G/A (Amendment No. 5) dated February 10, 2006 with respect to the Common Stock of ESS Technology, Inc. and any amendments thereto is signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.
This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 10, 2006	By:	/s/ Annie M. H. Chan
Annie M.H. Chan

Dated: February 10, 2006	By:	/s/ Fred S. L. Chan
Fred S.L. Chan